UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Momentive Global Inc.

(Name of Issuer)

Common Stock, par value $.00001

(Title of Class of Securities)

60878Y108

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60878Y108	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		7,707,761
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		7,707,761

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,707,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%
14.	TYPE OF REPORTING PERSON

IA; OO

CUSIP No. 60878Y108	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		7,707,761
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		7,707,761

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,707,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 60878Y108	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON:

Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		7,707,761
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		7,707,761

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,707,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 60878Y108	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON:

David J. Snyderman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		7,707,761
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		7,707,761

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,707,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%
14.	TYPE OF REPORTING PERSON

HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, $0.00001 par value (the “Shares”), of Momentive Global Inc., a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is One Curiosity Way, San Mateo, CA 94403.

Item 2.	identity and background

(a)            The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), and (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund, collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

(b)            The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)            Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 7,707,761 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $71,316,515.18 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 8-K filed on March 14, 2023 that 150,689,947 Shares were outstanding as of March 10, 2023.

(a)            As of the close of business April 5, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 7,707,761 Shares, which consisted of (i) 6,549,452 Shares held for the benefit of PRA Master Fund and (ii) 1,158,309 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.11% of the Shares.

(b)            As of the close of business April 5, 2023, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 7,707,761 Shares, which consisted of (i) 6,549,452 Shares held for the benefit of PRA Master Fund and (ii) 1,158,309 Shares held for the benefit of Systematic Master Fund and all such Shares represented beneficial ownership of approximately 5.11% of the Shares.

(c)            Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the Nasdaq and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on March 14, 2023:

On March 13, 2023, Momentive Global Inc. (“Momentive”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mercury Bidco LLC (“Parent”) and Mercury Merger Sub, Inc. (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Momentive (the “Merger”), with Momentive continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Parent and Merger Sub are entities formed by an investor consortium led by STG Partners, LLC (“STG”).

(d)            No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 6, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
3/14/2023	3,619,169	9.23918	(3)
3/15/2023	836,223	9.25675	(4)
3/16/2023	321,899	9.27065	(5)
3/17/2023	394,941	9.26107	(6)
3/20/2023	319,385	9.26106	(7)
3/21/2023	572,249	9.26610	(8)
3/22/2023	326,999	9.26472	(9)
3/23/2023	446,900	9.25894	(10)
3/24/2023	333,198	9.26800	(11)
3/27/2023	297,101	9.27757	(12)
3/28/2023	83,704	9.27874	(13)
3/29/2023	155,793	9.27615	(14)
3/30/2023	200	9.28000

(1)  Excludes commissions and other execution-related costs.

(2)  Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3)  Reflects a weighted average purchase price of $9.23918 per share, at prices ranging from $9.2 to $9.28 per share.

(4)  Reflects a weighted average purchase price of $9.25675 per share, at prices ranging from $9.225 to $9.28 per share.

(5)  Reflects a weighted average purchase price of $9.27065 per share, at prices ranging from $9.255 to $9.28 per share.

(6)  Reflects a weighted average purchase price of $9.26107 per share, at prices ranging from $9.25 to $9.28 per share.

(7)  Reflects a weighted average purchase price of $9.26106 per share, at prices ranging from $9.245 to $9.27 per share.

(8)  Reflects a weighted average purchase price of $9.26610 per share, at prices ranging from $9.25 to $9.28 per share.

(9)  Reflects a weighted average purchase price of $9.26472 per share, at prices ranging from $9.255 to $9.27 per share.

(10) Reflects a weighted average purchase price of $9.25894 per share, at prices ranging from $9.25 to $9.27 per share.

(11) Reflects a weighted average purchase price of $9.26800 per share, at prices ranging from $9.26 to $9.28 per share.

(12) Reflects a weighted average purchase price of $9.27757 per share, at prices ranging from $9.26 to $9.28per share.

(13) Reflects a weighted average purchase price of $9.27874 per share, at prices ranging from $9.275 to $9.28 per share.

(14) Reflects a weighted average purchase price of $9.27615 per share, at prices ranging from $9.27 to $9.28 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 6, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on April 6, 2023.